FORM 3

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     Jim Scholhamer
     9586 I-25 Frontage Road
     Longmont, Colorado 80504

2.   Date of Event Requiring Statement (Month/Day/Year)
     1/24/01

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     Applied Films Corporation AFCO

5.   Relationship of Reporting Person to Issuer (Check all applicable)

     _____ Director                          _____ 10% Owner

     __X__ Officer (give title below)        _____ Other (specify below)
           -Vice President - Thin Film Coatings

6.   If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)


2.   Amount of Securities Beneficially Owned (Instr. 4)


3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)


4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)
                                                                        (Over)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)
     a. Stock Option (right to buy)
     b. Stock Option (right to buy)
     c. Stock Option (right to buy)

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable
          a.  6/27/98 (1)
          b. 10/27/99 (2)
          c. 10/26/00 (3)

     Expiration Date:
          a.  6/27/07
          b. 10/27/08
          c. 10/26/09

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title
          a. Common Stock
          b. Common Stock
          c. Common Stock

     Amount or Number of Shares
          a.  4,522
          b. 30,023
          c.  3,455

4.   Conversion or Exercise Price of Derivative Security
     a. $5.26
     b. $3.13
     c. $3.00

5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)
     a. (D)
     b. (D)
     c. (D)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:
(1)  25% of this stock option vests on each 6/27, beginning 6/27/98.
(2)  25% of this stock option vests on each 10/27, beginning 10/27/99.
(3)  25% of this stock option vests on each 10/26, beginning 10/26/00.




                           By: /s/ Pamela S. Haan                         2/2/01
                               **Signature of Reporting Person             Date
                               Pamela S. Haan for Jim Scholhamer
                               by Power of Attorney
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.